[redacted]

SECURI 14047147 ON

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PUBLIC

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

SEC Mail Processing Section
FEB 28 2014
Washington DC
404

| SEC FILE NUMBER |
|---|
| 8-50271 |

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2013 (MM/DD/YY) AND ENDING December 31, 2013 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: First Brokerage America LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 North Meramec
(No. and Street)

| Clayton | Missouri | 63105 |
|---|---|---|
| (City) | (State) | (Zip Code) |

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Judith A. Payuk — 314-889-1085 (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brown Smith Wallace, L.L.C.
(Name – *if individual, state last, first, middle name*)

| 6 CityPlace Drive, Suite 900 | St. Louis | Missouri | 63141 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/21/14

# OATH OR AFFIRMATION

I, Judith A. Payuk, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First Brokerage America LLC, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Chief Compliance Officer

Title

Notary Public

AMANDA COOMBS
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis County
My Commission Expires: June 2?, 2017
Commission # 13829536

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x (o) Supplemental Report on Internal Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Mail Proc
Sectio
FEB 28 2
Washington
404

# FIRST BROKERAGE AMERICA LLC

STATEMENTS OF FINANCIAL CONDITION
WITH INDEPENDENT AUDITOR'S REPORT AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

**DECEMBER 31, 2013**

BROWN SMITH WALLACE LLC

A MEASURABLE DIFFERENCE™

# First Brokerage America LLC

## Statements of Financial Condition
## With Independent Auditor's Report and
## Supplemental Report on Internal Control

## December 31, 2013

# TABLE OF CONTENTS

BROWN SMITH WALLACE LLC

6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM

A MEASURABLE DIFFERENCE™

# Independent Auditor's Report

To the Members of
First Brokerage America LLC

**Report on the Financial Statements**

We have audited the accompanying financial statements of First Brokerage America LLC (a Nevada corporation, the "Company"), which comprise the statements of financial condition as of December 31, 2013 and 2012, and the related notes to the financial statements that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

**Management's Responsibility for the Financial Statements**

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

**Auditor's Responsibility**

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

**Opinion**

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First Brokerage America LLC as of December 31, 2013 and 2012 in accordance with accounting principles generally accepted in the United States of America.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 24, 2014

## FIRST BROKERAGE AMERICA LLC

### STATEMENTS OF FINANCIAL CONDITION

### DECEMBER 31, 2013 AND 2012

| | 2013 | 2012 |
|---|---|---|
| **ASSETS** | | |
| Cash and cash equivalents | $ 946,449 | $ 1,035,052 |
| Investment securities, at fair value | 119,400 | 74,970 |
| Accounts receivable, less allowance for doubtful accounts of $3,000 at December 31, 2013 and 2012 | 198,732 | 138,021 |
| Property and equipment, net of accumulated depreciation of $94,224 and $118,688 at December 31, 2013 and 2012, respectively | 84,286 | 16,463 |
| Other assets | 42,494 | 31,423 |
| Total assets | $ 1,391,361 | $ 1,295,929 |
| **LIABILITIES** | | |
| Accounts payable and accrued expenses | $ 446,007 | $ 372,165 |
| **MEMBERS' EQUITY** | | |
| Members' capital | 176,000 | 176,000 |
| Retained earnings | 706,504 | 729,344 |
| Accumulated other comprehensive income | 62,850 | 18,420 |
| Total Members' equity | 945,354 | 923,764 |
| Total liabilities and Members' equity | $ 1,391,361 | $ 1,295,929 |

The accompanying notes are an integral part of the statements of financial condition.

## FIRST BROKERAGE AMERICA LLC

## NOTES TO STATEMENTS OF FINANCIAL CONDITION

## DECEMBER 31, 2013 AND 2012

### (1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

***Nature of Operations.*** First Brokerage America LLC (the Company) is owned equally by three Members. The Company is a registered broker-dealer and does not carry customer accounts or perform custodial functions relating to customer securities. The Company also brokers personal and commercial insurance products and services and is a registered investment advisor in California, Florida and Missouri. The Company is registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company is affiliated with First Banks, Inc. (First Banks) through common ownership. The Company currently operates in certain premises of First Banks' subsidiary financial institution, First Bank, throughout California, Florida, Illinois and Missouri.

***Basis of Presentation.*** The accompanying statements of financial condition of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP). Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare the statements of financial condition in conformity with GAAP. Actual results could differ from those estimates.

In connection with the preparation of the statements of financial condition, the Company has evaluated subsequent events after the statement of financial condition date of December 31, 2013 through February 24, 2014, the date on which the statements of financial condition were issued.

***Cash and Cash Equivalents.*** For purposes of reporting cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company's cash and cash equivalents are on deposit with two major domestic financial institutions. At times, bank deposits may be in excess of federally insured limits.

***Accounts Receivable.*** Accounts receivable are stated at the amount management expects to collect from outstanding balances. Management provides for probable uncollectible amounts through a charge to earnings and a credit to a valuation allowance based on its assessment of the current status of individual accounts. Balances that remain outstanding after management has used reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. During the year ended December 31, 2013, there were no changes in the valuation allowance.

***Comprehensive Income.*** GAAP normally requires that recognized revenue, expense, gains and losses be included in net income. Although certain changes in assets are reported as a separate component of the equity section of the statements of financial condition, such items, along with net income, are components of comprehensive income.

***Investment Securities.*** Investment securities are stated at fair value. Unrealized gains or losses resulting from adjusting available-for-sale investment securities to fair value are reported as accumulated other comprehensive income or loss in a separate component of the equity section of the statements of financial condition.

***Property and Equipment.*** Property and equipment is carried at cost less accumulated depreciation. Expenditures for maintenance, repairs and minor renewals are charged to operations as incurred; expenditures for betterments are charged to the property and equipment accounts.

Depreciation of furniture and equipment is computed using the straight-line method over the estimated useful lives of the assets, which range from one to seven years.

When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the property and equipment accounts and gains or losses resulting therefrom are included in the statement of comprehensive income.

***Income Taxes.*** Income taxes have not been provided in the statements of financial condition since the Company is treated as a partnership for income tax purposes and therefore the Members of the Company are responsible for their individual tax payments.

The Company has addressed the provisions of Accounting Standards Codification (ASC) 740-10, *Accounting for Income Taxes.* In that regard, the Company has evaluated its tax positions, expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings, and believes that no provision for income taxes is necessary at this time to cover any uncertain tax positions. Tax years that remain subject to examination by major tax jurisdictions are 2010, 2011 and 2012.

## (2) INVESTMENT SECURITIES

The Company owned 3,000 shares of common stock of The Nasdaq Stock Market, Inc. (NASDAQ) at December 31, 2013 and 2012.

## (3) FAIR VALUE DISCLOSURES

In accordance with ASC Topic 820, *Fair Value Measurements and Disclosures,* financial assets and financial liabilities that are measured at fair value subsequent to initial recognition are grouped into three levels of inputs or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the reliability of assumptions used to determine fair value. The three input levels are as follows:

Level 1 Inputs – Valuation is based on quoted prices in active markets for identical instruments in active markets.

Level 2 Inputs – Valuation is based on quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations whose inputs are observable or whose significant value drivers are observable.

Level 3 Inputs – Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect estimates of assumptions that market participants would use in pricing the asset or liability. Valuation techniques include use of option pricing models, discounted cash flow models and similar techniques.

The following describes valuation methodologies used to measure different assets and liabilities at fair value.

***Cash and cash equivalents.*** Cash and cash equivalents, including an investment in a money market fund, are recorded at fair value on a recurring basis. At December 31, 2013, cash and cash equivalents were $946,449, in aggregate, of which $729,925 represented an investment in a money market fund. At December 31, 2012, cash and cash equivalents were $1,035,052, in aggregate, of which $854,067 represented an investment in a money market fund. Cash and cash equivalents included in Level 1 are valued using quoted market prices.

***Available-for-sale investment securities – equity securities.*** Available-for-sale investment securities are recorded at fair value on a recurring basis. Available-for-sale investment securities included in Level 1 are valued using quoted market prices.

***Nonqualified deferred compensation plan.*** The Company's nonqualified deferred compensation plan is recorded at fair value on a recurring basis. The unfunded plan allows participants to hypothetically invest in various specified investment options such as equity funds, international stock funds, capital appreciation funds, money market funds, bond funds, mid-cap value funds and growth funds. The nonqualified deferred compensation plan liability is valued based on quoted market prices of the underlying investments. The Company classifies its nonqualified deferred compensation plan liability as Level 1 due to the nature of the underlying hypothetical investments and the ability to value such investments using quoted market prices.

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2013 are reflected in the following table:

| | Fair Value Measurements December 31, 2013 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Fair Value |
| **Assets:** | | | | |
| Cash and cash equivalents | $ 946,449 | — | — | $946,449 |
| Available-for-sale investment securities | 119,400 | — | — | 119,400 |
| Total | $ 1,065,849 | — | — | $1,065,849 |
| **Liabilities:** | | | | |
| Nonqualified deferred compensation plan | $ 168,818 | — | — | $ 168,818 |

Assets and liabilities measured at fair value on a recurring basis as of December 31, 2012 are reflected in the following table:

| | Fair Value Measurements December 31, 2012 | | | |
|---|---|---|---|---|
| | Level 1 | Level 2 | Level 3 | Fair Value |
| **Assets:** | | | | |
| Cash and cash equivalents | $ 1,035,052 | — | — | $1,035,052 |
| Available-for-sale investment securities | 74,970 | — | — | 74,790 |
| Total | $ 1,110,022 | — | — | $1,110,022 |
| **Liabilities:** | | | | |
| Nonqualified deferred compensation plan | $ 169,174 | — | — | $ 169,174 |

## (4) PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

| | 2013 | 2012 |
|---|---|---|
| Furniture and equipment | $ 178,510 | $ 116,558 |
| Automobiles | — | 18,593 |
| | 178,510 | 135,151 |
| Less: accumulated depreciation | (94,224) | (118,688) |
| | $ 84,286 | $ 16,463 |

At December 31, 2013, furniture and equipment included $50,000 of assets purchased and not yet placed into service.

## (5) NET CAPITAL REQUIREMENTS

The Company is subject to the Security and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1) of the Securities Exchange Act of 1934. Under the Rule, the Company is required to maintain minimum Net Capital, as defined, equal to the greater of $50,000 or 6 2/3% of aggregate indebtedness, and the ratio of aggregate indebtedness to Net Capital cannot exceed 15 to 1.

At December 31, 2013, the Company had Net Capital of $655,783, which exceeded the required minimum Net Capital requirement of $50,000 by $605,783, and the ratio of aggregate indebtedness to Net Capital was 0.68 to 1.

The Company is exempt from the provisions of SEC Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k) (2) (ii) of the Rule. As an introducing broker, the Company clears customer transactions on a fully disclosed basis with National Financial Services, LLC.

## (6) CLEARING BROKER-DEALER DEPOSITS AND CONTRACTUAL OBLIGATIONS

The Company's customers' accounts are carried by the carrying broker-dealer. Execution and clearing services are also performed by the carrying broker-dealer. The agreement between the Company and the carrying broker-dealer stipulates that all losses resulting from the Company's customers' inability to fulfill their contractual obligations are the responsibility of the Company. The Company is contractually obligated to maintain a deposit account at its clearing broker-dealer. As designated by the terms of the agreement, the account shall at all times contain cash, qualified securities, or a combination of both, having a market value of at least $50,000. Accordingly, the Company carries a deposit with the broker-dealer in the amount of $50,000, which is included in cash and cash equivalents in the accompanying statements of financial condition.

Included in the Company's clearing agreements with its clearing brokers is an indemnification clause. This clause relates to instances where the Company's customers fail to settle security transactions. In the event this occurs, the Company has indemnified the clearing brokers to the extent of the net loss on the unsettled trade. At December 31, 2013, management of the Company had not been notified by the clearing brokers, nor were they otherwise aware, of any potential losses relating to this indemnification.

## (7) EMPLOYEE BENEFITS

Substantially all of the Company's employees may elect to participate in First Banks' 401(k) plan, a self-administered savings and incentive plan. The plan assets are held and managed under a trust agreement with the Trust Department of First Bank. Under the plan, employer matching contributions are determined annually by First Banks' Board of Directors.

The Company offers an unfunded non-qualified deferred compensation plan to select management and highly compensated individuals meeting various requirements. The plan is exempt from the participation, vesting, funding, and fiduciary requirements of the Employee Retirement Income Security Act of 1974 (ERISA). Participants may contribute from 1% to 25% of salary plus up to 100% of bonuses on a pre-tax basis. There were no participant contributions made to the plan during the year ended December 31, 2013.

## (8) RELATED PARTY TRANSACTIONS

The Company has entered into a brokerage service agreement with First Bank, an indirect wholly-owned subsidiary of First Banks, whereby the Company pays a rental fee on a monthly basis for occupancy of certain First Bank premises from which brokerage business is conducted. The monthly rental fee is calculated as 15% of the preceding month's gross revenue generated from packaged securities and fixed and variable annuities. Accrued rent expense due to First Bank at December 31, 2013 and 2012 totaled $32,725 and $28,850, respectively, and is included in accounts payable and accrued expenses in the accompanying statements of financial condition.

The Company has entered into an affiliate lease agreement with First Bank, whereby the Company pays a rental fee on a monthly basis for occupancy of approximately 832 square feet located in a building owned by First Bank.

The Company pays First Bank for certain internal audit, accounting and marketing services performed by First Bank personnel. Accrued professional fees due to First Bank at December 31, 2013 and 2012 totaled $18,810 and $22,775, respectively, and are included in accounts payable and accrued expenses in the accompanying statements of financial condition.

## (9) LITIGATION

In the ordinary course of business, the Company becomes involved in legal proceedings. Management, after consultation with legal counsel, believes the ultimate resolution of these proceedings is not reasonably likely to have a material adverse effect on the business, financial condition or results of operations of the Company.

# Supplemental Report

BROWN SMITH WALLACE LLC 6 CITYPLACE DRIVE SUITE 900 ST. LOUIS, MO 63141 PH 314.983.1200 FX 314.983.1300 WWW.BSWLLC.COM



## SUPPLEMENTAL REPORT ON INTERNAL CONTROL REQUIRED BY SECURITIES AND EXCHANGE COMMISSION RULE 17A-5

To the Members
First Brokerage America LLC
Clayton, Missouri

In planning and performing our audit of the financial statements of First Brokerage America LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding assets. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of the Company's internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in the Company's internal control and control activities for safeguarding securities that we consider to be a material weakness, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brown Smith Wallace, LLC

St. Louis, Missouri
February 24, 2014

BROWN SMITH WALLACE

A MEASURABLE DIFFERENCE™